SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of October, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update










                                                           FOR IMMEDIATE RELEASE



Xenova Group plc



                 Xenova Statement on Imperial College Research
                    Into Novel Strategy for Treatment of Flu


Slough, UK, 21 October, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) notes that the following announcement was issued late yesterday by Imperial College with respect to a research collaboration involving the company's OX40 technology and its potential for the treatment of influenza. OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved.


David Oxlade, Chief Executive of Xenova, said, "We are very encouraged by these novel findings from the work conducted by Imperial College on our OX40 platform technology. The demonstration in pre-clinical studies that down-regulation of the immune response by blocking the OX40-OX40 ligand interaction alleviates the symptoms of influenza, without affecting the ability to clear the virus, is very exciting. This new research suggests that the down-regulation of OX40 signaling could play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterised by excessive immune response".


Xenova's rights to the OX40 technology include rights relating to the up-regulation of the immune system which may be used for the development of novel treatments for cancer and infectious disease. Xenova's rights to down-regulate the immune system have been the subject of development and licence agreements entered into with Celltech and Genentech.


The full text of the Imperial announcement follows overleaf:



                                    - ends -



Contacts:


UK:                                               US:
Xenova Group plc                                  Trout Group/BMC Communications
Tel: +44 (0)1753 706600                           Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer           Press: Brad Miles (Ext 17)
                                                  Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director             Investors: Jonathan Fassberg
                                                  (Ext 16) Lee Stern (Ext 22)
Jon Davies, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors


Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.


About OX40/OX40L


Inflammation is part of the body's normal response to the presence of infection or other unwanted foreign material. In certain circumstances this process can cause damage to the body's own tissues. In many cases this pathology is orchestrated by activated T cells. Consequently drugs that are capable of inhibiting the action of these activated T cells have potential as therapeutics for control of inflammatory disease.

OX40 is a receptor molecule found on the surface of activated T cells at the site of inflammation and offers an important potential target for development of a selective inhibitor of inflammation. Through collaboration and license agreements with Stanford University, and the Providence Medical Center, Portland, Xenova has intellectual property covering therapeutic use of the OX40 and OX40 Ligand proteins and their related antibodies.

Xenova has developed a modified form of the OX40 molecule which can be used to block the interaction between the OX40 receptor and its ligand and hence inhibit T cell activation. This product candidate has been shown effective in a preclinical model of autoimmune disease, and has moved into preclinical development.


Development of a monoclonal antibody against OX40 presents an alternative approach to target and destroy OX40-bearing activated T cells and hence treat autoimmune disease. This strategy is being pursued by Celltech Group under a license agreement with Xenova, which began in September 1999.


A development and license agreement worth up to $63m (GBP43.2m) was signed in April 2002 with Genentech Inc ("Genentech") for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programs. Under this agreement, Xenova retains all rights to the up-regulation of the immune system using the OX40:OX40L interaction, including for use in oncology and infectious disease therapy.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk


For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


    Imperial researchers show novel flu treatment eliminates symptoms in mice


Imperial College London researchers report today in the Journal of Experimental Medicine that they have developed a novel strategy for effectively treating the symptoms of the most deadly type of flu.


Working with influenza A virus, they show in mice that their novel treatment eliminates symptoms by reducing the response of active T white blood cells by a third.


Flu A is the type of influenza responsible for pandemics such as the 1919 outbreak of 'Spanish flu', which globally killed more than 20 million people.


Unlike current attempts to prevent or treat flu, which rely on either yearly vaccinations that try to predict how the virus might mutate, or anti viral drugs that must be administered as soon as there is contact with the virus, this new treatment can be given after symptoms present.


Dr Tracy Hussell of Imperial's Centre for Molecular Microbiology and Infection and senior author of the paper says: "Three times in recent history the flu virus has evolved from a disease characterised by coughs and sneezes to a world killer. The recent SARS epidemic highlights how quickly a deadly virus can spread in modern society and we are long overdue for the next flu pandemic. The sobering reality is that influenza is one of the grand masters at evading human immune response.


"During flu infection the immune system has an 'all hands on deck' attitude to the viral assault. But it's this that causes most of the damage. The exaggerated immune response produces inflammatory molecules that lead to what's known as a 'cytokine storm'. Essentially too many cells clog up the airways and prevent efficient transfer of oxygen into the bloodstream.


"By selectively reducing this cellular load we've shown it's possible to eliminate clinical symptoms whilst effectively tackling and clearing the infection."


The body has two major classes of white blood cells, T and B lymphocytes. While B cells produce tailor-made antibodies that help the body remember and quickly respond to invaders, T cells patrol the body, seek out and destroy diseased cells. But the T cell response also produces inflammatory mediators that lead to the 'cytokine storm'.


Until now, treatments to eliminate the cytokine storm have focused on inhibiting all T cells. But this leaves the patient unable to clear the virus and susceptible to other infections. Dr Hussell's team have developed a way of down regulating a molecule known as OX40 that only targets T cells that have recently been alerted to the presence of the flu virus.


"OX40 sends out a 'survival signal' instructing activated T cells to remain in the lungs for longer to help fight the infection. However, because new cells are arriving all the time this prolonged presence is not needed," explains lead researcher Ian Humphreys of Imperial's Centre for Molecular Microbiology and Infection.


"Inhibiting this signal therefore allows T cells to vacate the lungs earlier whilst leaving behind a sufficient immune presence."


Using a fusion protein OX40:Ig supplied by the pharmaceutical company Xenova Research, the scientists were able to demonstrate that OX40:Ig blocks active T cells.


Results show six days after infection with flu, mice treated with OX40:Ig were indistinguishable from uninfected control mice. But infected mice that had not been treated lost 25 per cent of their body weight, appeared hunched, withdrawn and lost their appetite - all characteristic symptoms of flu.


When treatment with OX40:Ig was delayed for several days after infection, until the mice had lost 20 per cent of their body weight and OX40:Ig was administered, symptoms were reversed.


Re-infection also indicated that the ability of mice to respond to a second infection was not affected by the reduced T cell immunity during the initial infection.


Dr Hussell added: "There is tremendous scope for this treatment. Basically any disease that is characterised by an excessive T cell inflammatory response, whether in the lungs, in the case of Bronchitis, Asthma and Pneumonia, or in the joints, such as Rheumatoid arthritis, could be a candidate for this type of treatment. If the clinical symptoms of SARS are caused by excessive immune responses it too could be effectively treated."



                                      End



For further information, please contact:

Judith H Moore
Imperial College London Press Office
Tel: +44 (0)20 7594 6702
Mobile: +44 (0)7803 886 248
E-mail: j.h.moore@imperial.ac.uk (mailto:j.h.moore@imperial.ac.uk)


Notes to editor
Journal: Journal of Experimental Medicine

Title: "A critical role for OX40 in T Cell mediated immunopathology during lung viral infection"

Authors: Humphreys, Ian R (1); Walzl, Gerhard (1); Edwards, Lorna (1); Rae, Aaron (1); Hill, Sue (2); Hussell, Tracy (1).


(1) Imperial College London, Exhibition Road, London SW7 2AZ, UK
(2) Xenova Research Ltd, 310 Cambridge Science Park, CB4 0WG


Facts about flu

There are three main types of influenza virus A, B and C. Of these, A and B are of most concern because of the way in which their genomes evolve.


The organisation and type of genetic material flu virus is made from helps it hide from the immune system. RNA viruses, such as flu have a higher mutation rate because they don't proof check their genetic material when they make new viral particles. As a result, there's a huge amount of genetic variability within a new generation of virus particles. Although many of the mutation will be detrimental there will be enough that are able exploit a weakness in the immune system.


Influenza A is particularly dangerous because it readily undergoes 'gene swapping' or reassortment. This means two strains of the virus can infect the same cell and swap genetic information. Add this to influenza's ability to infect certain animals and birds, and you have a situation where two very distinct strains can infect a cell and hybridise to create a new strain that is very different from anything the immune system has encountered before. It is this process of gene swapping that has been linked with the emergence of most pandemics.


About Imperial College London

Consistently rated in the top three UK university institutions, Imperial College London is a world leading science-based university whose reputation for excellence in teaching and research attracts students (10,000) and staff (5,000) of the highest international quality.


Innovative research at the College explores the interface between science, medicine, engineering and management and delivers practical solutions that enhance the quality of life and the environment - underpinned by a dynamic enterprise culture.


Website: www.imperial.ac.uk


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 21 October 2003